MARK F. RADOM
1235 Bramble Road NE
Atlanta, GA 30329
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

January 28, 2006

07020806

BY POST
Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chorus Motors plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Ladies and Gentleman:

I am acting as United States counsel to Chorus Motors plc (the *"Company"*), a company that has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-35051. In furtherance of such exemption, I hereby enclose the Company's Unaudited Financial Statements for the six months ending 30 September 2006. This was recently filed with the appropriate authorities and is publicly available in Gibraltar. I also enclose a press release dated October 23, 2006 entitled "Chorus Motors and WheelTug Announce Significant New Patents".

If you have any questions with regard to this information, please contact me at 973 438 2864 or mfradom@gmail.com.

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

Yours faithfully,

Mark Radom

Chorus Motors Press Release Dated October 23, 2006

Chorus Motors and WheelTug announce significant new patents

Refers To:
BOREF Borealis Exploration Limited
CHOMF Chorus Motors plc
WheelTug plc

CHORUS MOTORS AND WHEELTUG ANNOUNCE SIGNIFICANT NEW PATENTS

Gibraltar, 23 October 2006

Chorus Motors plc (OTC: CHOMF) and WheelTug plc are pleased to announce the recent issuance and publication of a number of United States and Patent Cooperation Treaty patents which help to reinforce their technological superiority in the marketplace of advanced motors and drives.

The Chorus® Motor and Drive technology combines the ruggedness and reliability of traditional 3-phase motors and drives with a novel high phase order control of the magnetic field. The use of high order windings promotes the beneficial use of harmonics over a wide range of motor speeds. In conventional motors these harmonics can parasitically deteriorate optimum performance. Instead, Chorus uses these harmonics to both greatly enhance power density as well as to lower cost for a wide range of traction applications such as starter-alternators.

"These patents show that Chorus has the high phase order field to itself, which gives us a tremendous advantage over any competition," said Nechama Cox, Chorus' Chief Operating Officer. "Chorus is superior for so many applications in terms of power density, performance and, for many applications, cost."

Chorus' strategy is to work with established providers in the motor and drive market, such as SEMIKRON, to deliver a finished product, which has both the Chorus technology, coupled with the impressive experience and expertise of world-class manufacturers. Initial markets which are being targeted include starter-generators, mining motors, and a broad swath of industrial motors and drives. The WheelTug™ system, which is being designed to fit inside the nosewheel of commercial aircraft and allow pilots to taxi the airplane on the ground without the use of the main turbines or a tow-tug, is a

particularly impressive display of the high power density of the Chorus motor technology.

The specific patents and published applications include:

WO/2006/096446, MOTOR CONTROLLER, is for a controller for use in moving aircraft on the ground using motors in the wheels. Included is the software architecture as well as the pilot interface. The approach uses several algorithms and control laws to operate the motors . Knowledge of the current operating state of the motors, together with knowledge of the commands given to taxi forward, taxi in reverse, or brake in reverse, is used to configure the motors to optimal operating parameters .

Technical advantages of this invention include : allowing the aircraft to taxi at an airport without the use of its main engines or a tug; reducing fuel costs, pollution and noise levels,- increasing payload capacity and/or range; and placing aircraft completely under pilot control thereby saving money and simplifying logistics.

WO/2006/065988, MOTOR WINDING, is for a motor in which stator coils are wound around both the inside and outside of the stator, allowing for an entirely new geometry for Chorus machines: a toroidal design in which each coil is its own phase. Such a design allows for numerous advantages which other motors cannot achieve: elimination of cross- stator end turns, leading to a reduction in the total length of the winding conductor; layering of the conductors in an ordered fashion; utilization of a lower voltage between each turn, giving better insulation life; deployment of a thin insulator between each layer, almost creating a 'formed coil'; and permitting the use of square wire inserted into the slot, giving very good conductor fill. A further technical advantage of the present invention is that it is particularly useful in conjunction with more than three phases. In particular, when the machine is wound with a low base pole count, eg B=2, higher order harmonic drive waveforms may be used instead of a high base pole count to produce a high pole count. The toroidal design eliminates the end turn copper associated with bulky end turns for large machines having low base pole count designs.

This design allows for some specific advantages in any application where a longer, heavier motor is less desirable.

WO/2006/078322, AIRCRAFT DRIVE, is for a drive system for an aircraft involving one or more nose wheel motors. Data regarding the nose wheel rotation is used to control the ground travel of the aircraft, predict potential problems, provide more precise control over the aircraft, and improve aircraft safety.

WO/2006/002207, HIGH PHASE ORDER AC MACHINE WITH SHORT PITCH WINDING, is for a high phase order ac motor having an inverter drive that provides more than three phases of drive waveform of harmonic order H, and characterized by machine windings which have a pitch of less than 180 rotational degrees. This

short pitch winding allows for a plurality of both odd and even order harmonics that may be used to drive the machine. Each harmonic may provide a different Vw, V/Hertz ratio, and chording factor. Thus in a mesh connected machine, both Vw and Kc affect the V/Hertz machine ratio controlling the torque output of the machine, with the Vw determining the V/Hertz ratio of the windings, and the Kc determining the effective turn count of the winding.

This patent has the advantage that high torque overload may be provided at low speeds whilst sufficient voltage is also provided for high-speed applications. Additionally, varying the phase angle difference across each motor phase by changing the harmonic applied by the inverter to the mesh connection, provides a change in Volts/Hz ratio through a logical change of the output synthesized by the inverter. This means that the motor may have a fixed electrical connection to the inverter. Another advantage of this patent is that the change in harmonic content may be obtained in a smooth fashion, successively passing through various admixtures of harmonic components.

And **US 7,075,265,** is for a patent which allows for desired low order harmonics which the Chorus technology uses beneficially, while filtering out many higher order spatial harmonics. This approach allows for an optimal combination of both harnessing low order harmonics, while eliminating many deleterious harmonics.

About Chorus Motors:
Chorus Motors plc (US OTC: CHOMF) is a majority-owned subsidiary of Borealis Exploration Limited (US OTC: BOREF). Chorus has developed the proprietary Chorus® Star and Chorus® Meshcon™ electric motor technologies, which offer substantial performance improvements over comparable motor and drive systems. The Chorus systems produce high torque at start-up speeds and are ideal for traction applications such as automobiles, trucks, locomotives, and ships. The WheelTug™ system is also suitable for aircraft ground manoeuvres and has been successfully tested in the form of an onboard aircraft nosewheel motor.

For more information, see www.chorusmotors.gi

For further information contact:
Chris Bourne
Head of Public Relations
Chorus Motors plc
+44 (0)20 8571 5216
pr@chorusmotors.gi

CHORUS MOTORS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 Setember 2006
the first fiscal quarter of Fiscal Year 2007

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

INCOME STATEMENT
For the six months ended 30 September 2006

	30 September 2006 $	30 September 2005 $
Revenue	-	803,097
Expenditure		
Administration fees	32,400	77,400
Profit (Loss) for the period	(32,400)	725,697
Retained earnings (Loss) at beginning of the period	562,848	(388,800)
Retained earnings at end of the period	$ 530,448	$ 336,897

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

BALANCE SHEET
As at 30 September 2006

	30 September 2006 $	30 September 2005 $
Investments	68,411	68,670
Net current assets	12,440,798	12,246,988
Accounts Receivable	12,510,131	12,316,321
Accounts Payable - falling due within one year	69,333	69,333
Total Net Assets	$12,509,209	$12,315,658
Capital and Reserves		
Called up Share Capital	65,728	65,728
Share Premium Account	11,913,033	11,913,033
Retained Income	530,448	336,897
Total Shareholders' Funds	$12,509,209	$12,315,658
No of Shares in issue	6,571,752	6,571,752

END